November 16, 2007
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549
Attention: Patrick Kuhn

Re:	Panera Bread Company
File No. 000-19253
Form 10-K: For the Fiscal Year ended December 26, 2006
Form 10-Q: For the Quarterly Period Ended June 26, 2007
Ladies and Gentlemen:
     On behalf of Panera Bread Company (the “Company”), I am writing in response to comments contained in the letter dated October 25, 2007 (the “Letter”) from Michael Fay of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jeffrey W. Kip, the Company’s Senior Vice President and Chief Financial Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Form 10-K: For the fiscal year ended December 26, 2006
Item 6: Selected Financial Data, page 17
Item 7: Management’s Discussion and Analysis
1.	Please remove (i) comparable bakery-cafe sales percentage for system-wide bakery-cafes and (ii) system-wide average weekly sales and system wide number of operating weeks from your disclosure, as we believe these presentations are prohibited under Item 10 of Regulation S-K. For further guidance, you may refer to a December 6, 2004 speech by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, located at http://www.sec.gov/news/speech/spch120604teh.htm.

Response:	In response to the Staff’s comment and based on discussions with Patrick Kuhn of the Staff on October 29, 2007, in future filings the Company intends to remove the comparable bakery-cafe sales percentage for system-wide bakery-cafes from its Item 6: Selected Financial Data disclosure. However, for the reasons described below, the Company respectfully submits that disclosure relating to (1) the comparable bakery-
Panera, LLC     6710 Clayton Road     St. Louis, MO 63116     (314) 633-7100     Fax: (314) 633-7200

Securities and Exchange Commission
November 16, 2007

cafe sales percentage for system-wide bakery-cafes, (2) system-wide average weekly sales and (3) system-wide number of operating weeks presents information to investors that is useful in understanding the Company’s own revenues. As disclosed in the Company’s periodic reports, the Company’s management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analysis. The Company’s management also believes that such information is useful in assessing consumer acceptance of the Company’s brand, providing trend information and facilitating an understanding of financial performance, since the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales. Accordingly, the Company respectfully submits that it should be permitted to continue to disclose such information in its Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations and similar disclosure. In connection with continuing such disclosure, the Company intends to revise the disclosure in future filings to clarify how system-wide information is used internally by the Company and how it may be useful for investors to understand the Company’s own revenues.
In January 2004, the Company was contacted by Effie Simpson of the Staff to discuss the Company’s disclosure of system-wide sales dollar amounts in its periodic reports and press releases. In these discussions, Ms. Simpson informed the Company that she was contacting a number of public companies with franchise operations to notify them of the Staff’s position that system-wide sales dollar amounts should not be disclosed in future periodic reports and press releases. During these discussions Ms. Simpson indicated that the Company could continue to disclose Company-owned bakery-cafe and franchisee-operated bakery-cafe sales dollar amounts separately, and to disclose other system-wide statistics and financial measures in an appropriate context. Based on these discussions with Ms. Simpson, the Company discontinued disclosure of system-wide sales dollar amounts in its periodic reports and press releases beginning with the earnings release relating to fiscal year 2003, which was issued on February 29, 2004, and its Annual Report on Form 10-K for the fiscal year ended December 27, 2003, which was filed with the Commission on March 11, 2004. The Company believes that it has complied with the guidance provided by Ms. Simpson relating to system-wide measures since it reported its fiscal 2003 results in early 2004.
In connection with responding to the Staff’s comments, the Company has reviewed the guidance provided by Mr. Hardiman’s December 2004 speech referenced in the Staff’s comment regarding presentation of non-GAAP managed-basis measures. The Company respectfully notes that

Securities and Exchange Commission
November 16, 2007

Mr. Hardiman’s guidance relating to managed-basis measures primarily focuses on “system-wide revenues,” which the Company does not disclose in its periodic reports and releases based on the guidance provided by Ms. Simpson discussed above. Furthermore, Mr. Hardiman indicated in his speech that the Staff has not objected if registrants quantify the revenues of the business they manage for others and describe it in an appropriate context, if it is useful in understanding the registrant’s own revenues. The Company respectfully submits that its disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and its earnings releases relating to system-wide information (but not system-wide revenues or system-wide sales dollar amounts) presents to investors information that is useful in understanding the Company’s own revenues, as contemplated by Mr. Hardiman’s speech.
Note 2: Summary of Significant Accounting Policies, page 40
Property and Equipment, page 41
2.	Please quantify for us, and consider disclosing in your filings, the amount of maintenance and repairs that you have charged to expense for the periods presented here and your second quarter Form 10-Q. Additionally, explain to us the reason underlying any significant year-over-year fluctuations.

Response:	The Company supplementally informs the Staff that the Company’s repairs and maintenance expense for the periods requested are as follows:

(in millions)	13 Weeks Ended		26 Weeks Ended		For the Fiscal Year Ended
	26-Jun-07	27-Jun-06	26-Jun-07	27-Jun-06	26-Dec-06	27-Dec-05	25-Dec-04
Repairs and Maintenance Expense	$5.0	$3.4	$9.4	$6.8	$14.4	$11.0	$8.0
With respect to the reason underlying year-over-year fluctuations, the increase in repairs and maintenance expense compared to prior year periods is primarily a result of continued growth of the number of Company-owned bakery-cafes during each respective period coupled with the continued aging of existing bakery-cafes.
In response to the Staff’s comment, the Company intends to disclose repairs and maintenance expense in future filings.
Capitalization of Certain Development costs, page 42
3.	Please clarify for us and in your filings (i) the types of costs that you capitalize, (ii) your method of allocating costs to new-bakery locations, (iii) the point in time you begin to capitalize costs (e.g., at the point in time a new-bakery location is considered probable of

Securities and Exchange Commission
November 16, 2007

being developed), (iv) whether you write-off deferred costs for abandoned new-bakery locations, and (v) whether you capitalize costs solely for company bakery-cafes, or both company-bakery-cafes and franchise operations. With regard to (v), explain to us in detail the basis for your accounting policy if you capitalize costs for both company-bakery-cafes and franchise operations.

Response:	The Company supplementally informs the Staff that:
(i)	The Company capitalizes direct costs associated with the design, site selection and construction of Company-owned bakery-cafes and fresh dough facilities, including direct internal payroll and payroll-related costs. The Company does not capitalize costs involving departments not affiliated with the development of Company-owned bakery-cafes and fresh dough facilities.

(ii)	The capitalized costs described above are allocated to bakery-cafes and fresh dough facilities based upon an estimate of time spent by the development department on these projects.

(iii)	Only those bakery-cafe and fresh dough facility specific costs incurred subsequent to the time the bakery-cafe or fresh dough facility, as the case may be, is considered probable are capitalized. A project is deemed probable at the time of approval by the Company’s internal development committee, which includes the participation of the Company’s executive management.

(iv)	Costs capitalized as part of the development of a bakery-cafe or fresh dough facility are expensed when a determination is made to not proceed any further with the development of the bakery-cafe or fresh dough facility.

(v)	The Company capitalizes costs solely for Company-owned bakery-cafes and fresh dough facilities, and does not capitalize costs for the development of franchise bakery-cafes.
In response to the Staff’s comment, in future filings the Company intends to revise its disclosure relating to the capitalization of certain development costs to include a discussion of the information discussed above.
Form 10-Q: For the quarterly period ended June 26, 2007
Revenues, page 15
4.	Please explain to us and in your filings the reason for the decrease in company-owned average weekly sales for the 2007 periods presented.

Securities and Exchange Commission
November 16, 2007

Response:	The Company supplementally informs the Staff that average weekly sales for Company-owned bakery-cafes for the thirteen and twenty-six weeks ended June 26, 2007 decreased as compared to the same periods in 2006 primarily due to the greater concentration of Company-owned bakery-cafe openings in immature markets, which experience a slower initial ramp-up of average weekly sales, coupled with lower year-over-year sales price increases in the Company-owned bakery-cafes in 2007 as compared to 2006.

In response to the Staff’s comment, the Company included disclosure regarding the reason for the year-over-year change in Company-owned average weekly sales for the periods presented in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2007 filed with the Commission on November 2, 2007. For example, the Company disclosed in the second paragraph on page 17 of the Form 10-Q the reason for the modest increase in Company-owned average weekly sales for the quarterly period ended September 25, 2007 over the prior year period. The Company also disclosed in the third paragraph on page 17 the reason for the decrease in Company-owned average weekly sales for the first three quarters of 2007 over the prior year period. The Company intends to disclose in its future filings the reason for year-over-year changes in Company-owned average weekly sales for the periods presented.
Investing Activities, page 20
5.	Please separately disclose the capital expenditures attributable to the maintenance and remodeling of existing bakery-cafes and fresh dough facilities.

Response:	In response to the Staff’s comment, the Company revised its disclosure relating to capital expenditures in its Quarterly Report on Form 10-Q for the quarterly period ended September 25, 2007 filed with the Commission on November 2, 2007 to separately disclose capital expenditures relating to (i) opening of Company-owned bakery-cafes, (ii) maintaining or remodeling of existing bakery-cafes and fresh dough facilities and (iii) information technology and infrastructure. The revised disclosure is set forth on page 21 of the Form 10-Q in the first paragraph under the heading “Investing Activities.” The Company intends to include similar separate disclosure for its capital expenditures in its future filings.
* * *

Securities and Exchange Commission
November 16, 2007

     In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require additional information, please telephone either the undersigned at (314) 633-7289, or David Westenberg or Corey DuFresne of WilmerHale, the Company’s outside counsel, at (617) 526-6000.
Very truly yours,
/s/ JEFFREY W. KIP
Jeffrey W. Kip

cc:	David A. Westenberg, WilmerHale
Corey C. DuFresne, WilmerHale